Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	17:10 27-Jul-05

RNS Number:3949P
Wolseley PLC
27 July 2005

Wolseley plc confirms that Mr C A Banks, Group Chief Executive, has today increased his shareholding in the Company by 14,600 ordinary shares. He has, under the terms of the Wolseley 1989 Executive Share Option Scheme, exercised and subsequently sold 30,311 shares at a price of 1177p per share. He has also exercised and retained a further 14,600 ordinary shares as follows:

Director's Name	No. of options exercised	Exercise price per share (in pence)	Total no. of shares sold at 1177p per share	Total no. of shares acquired	Date of transaction

Mr C A Banks	30,311	349.75p	30,311		27.07.2005
	14,600	467.00p		14,600

Mr Banks now holds a total of 200,133 ordinary shares of 25p each in the capital of the Company in his own name.

For further details:

Wolseley plc    0118 929 8700
M J White, Group Company Secretary & Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END